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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-50649
Gracechurch Card Funding (No. 4) PLC
(Exact name of registrant as specified in its charter)
1 Churchill Place, London E14 5HP, United Kingdom
011-44 20 7699 5000
(Address, including ZIP code, and telephone number, including area code, of registrant’s principal executive offices)
$900,000,000 Class A Floating Rate Asset-Backed Notes
$50,000,000 Class B Floating Rate Asset-Backed Notes
$50,000,000 Class C Floating Rate Asset-Backed Notes
Medium Term Note Certificate
Investor Certificate
(Title of each class of securities covered by this Form)
NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☑
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None.
Pursuant to the requirements of the Securities Exchange Act of 1934, Gracechurch Card Funding (No. 4) PLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date: 23 June 2006	By:	/s/ Paul Gerard Turner
		Name:	Paul Gerard Turner
		Title:	Director